# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zenvia Inc., CIK 0001836934
CUSIP: G9889V101
Title of class of securities: Class A Common Shares, par value $0.00005 per share
Address of issuer's principal executive offices: Avenida Paulista, 2300, 18th Floor, Suites 182 & 184, Sao Paulo, Sao Paulo, Brazil (D5), 01310-300
Date of event which requires filing of this statement: 02/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001587201

## Reporting persons
- Perea Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,343,295; sole dispositive power 0; shared dispositive power 3,343,295; aggregate amount beneficially owned 3,343,295 (11.57% of the class)
  Comment: *See Item 4.
- Perea Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,343,295; sole dispositive power 0; shared dispositive power 3,343,295; aggregate amount beneficially owned 3,343,295 (11.57% of the class)
  Comment: *See Item 4.
- Perea Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,343,295; sole dispositive power 0; shared dispositive power 3,343,295; aggregate amount beneficially owned 3,343,295 (11.57% of the class)
  Comment: *See Item 4.
- Omar Musa: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,343,295; sole dispositive power 0; shared dispositive power 3,343,295; aggregate amount beneficially owned 3,343,295 (11.57% of the class)
  Comment: *See Item 4.

## Item 1. Issuer
Name of issuer: Zenvia Inc.
Address of issuer's principal executive offices: Avenida Paulista, 2300, 18th Floor, Suites 182 & 184, Sao Paulo, Sao Paulo, Brazil, 01310-300

## Item 2. Person Filing
Name of person filing:
This Statement is filed by each of the entities and persons listed below, all of whom together are referred to as the "Reporting Persons":

(i) Perea Capital Partners, LP, a Delaware limited partnership ("Perea Capital Partners"). Perea Capital, LP is the general partner of Perea Capital Partners.

(ii) Perea Capital, LP, a Delaware limited partnership. Perea Capital, LLC is the general partner Perea Capital, LP.

(iii) Perea Capital, LLC, a Delaware limited liability company. Omar Musa is the managing member of Perea Capital, LLC.

(iv) Omar Musa is the sole member and managing member of Perea Capital, LLC.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Perea Capital, LLC, 5718 Westheimer Road, Suite 1000, Houston, TX 77057.
Citizenship:
(i) Perea Capital Partners is a Delaware limited partnership.

(ii) Perea Capital, LP is a Delaware limited partnership.

(iii) Perea Capital, LLC is a Delaware limited liability company.

(iv) Omar Musa is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The information in Item 4(b) and 4(c) is incorporated herein by reference.

Perea Capital Partners, LP beneficially owns 3,343,295 shares of Class A Common Shares of the Issuer. Perea Capital, LP, as the general partner of Perea Capital Partners, LP, may be deemed to beneficially own the Class A Common Shares owned by Perea Capital Partners, LP. Perea Capital, LLC, as the general partner of Perea Capital, LP, may be deemed to beneficially own the Class A Common Shares owned by Perea Capital, LP. Additionally, Omar Musa, is an individual and sole managing member of Perea Capital, LLC. Perea Capital, LLC serves as investment manager to Perea Capital Partners pursuant to an investment management agreement with Perea Capital Partners. Accordingly, Perea Capital, LLC and Mr. Musa may be deemed to have beneficial ownership over the shares of Class A Common Share directly owned by Perea Capital Partners.

The percentages herein are calculated based on 28,902,363 shares of the Issuer's Class A Common Shares outstanding. The Reporting Persons are relying on information provided by the Issuer.
Percent of class:
The information set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person. The information in Item 4(a) is incorporated herein by reference.

Perea Capital Partners, LP - 11.57%
Perea Capital, LP - 11.57%
Perea Capital, LLC - 11.57%
Omar Musa - 11.57%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
The information set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person. The information in Item 4(a) and 4(b) is incorporated herein by reference.

Perea Capital Partners, LP - 11.57%
Perea Capital, LP - 11.57%
Perea Capital, LLC - 11.57%
Omar Musa - 11.57%
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
The information set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person. The information in Item 4(a) and 4(b) is incorporated herein by reference.

Perea Capital Partners, LP - 3,343,295
Perea Capital, LP - 3,343,295
Perea Capital, LLC - 3,343,295
Omar Musa - 3,343,295

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Mr. Musa, Perea Capital, LLC, and Perea Capital, LP may be deemed to beneficially own 3,343,295 shares of the Class A Common Shares reported in this statement beneficially owned by Perea Capital Partners, which represents 11.57% of the Class A Common Shares of the Issuer. Perea Capital Partners holds the right to receive dividends from, or the proceeds from the sale of, all such 3,343,295 shares of Class A Common Shares

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A Joint Filing Agreement by and between the Reporting Persons dated March 12, 2026.

## Signatures
- Perea Capital Partners, LP: /s/ Perea Capital, LP, Perea Capital, LP, General Partner (03/12/2026)
- Perea Capital Partners, LP: /s/ Perea Capital, LLC, Perea Capital, LLC, General Partner (03/12/2026)
- Perea Capital Partners, LP: /s/ Omar Musa, Omar Musa, Managing Member (03/12/2026)
- Perea Capital, LP: /s/ Perea Capital, LLC, Perea Capital, LLC, General Partner (03/12/2026)
- Perea Capital, LP: /s/ Omar Musa, Omar Musa, Managing Member (03/12/2026)
- Perea Capital, LLC: /s/ Omar Musa, Omar Musa, Managing Member (03/12/2026)
- Omar Musa: /s/ Omar Musa, Omar Musa (03/12/2026)